Exhibit 99.2

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018

TABLE OF CONTENTS

PROFILE	3
SIGNIFICANT EVENTS	3
OPERATIONAL AND FINANCIAL HIGHLIGHTS	4
OPERATIONS	5
ADVANCED PROJECTS	12
SUMMARY OF SELECTED QUARTERLY INFORMATION	13
RESULTS OF OPERATIONS	15
OUTLOOK	20
LIQUIDITY AND CAPITAL RESOURCES	21
TRANSACTIONS WITH RELATED PARTIES	23
CRITICAL ACCOUNTING ESTIMATES	23
CHANGES IN ACCOUNTING POLICIES	23
NEW ACCOUNTING STANDARDS	23
FINANCIAL INSTRUMENTS	24
SECURITIES OUTSTANDING	24
NON-GAAP MEASURES	24
INTERNAL CONTROLS OVER FINANCIAL REPORTING	30
DISCLOSURE CONTROLS AND PROCEDURES	30
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	31
CAUTIONARY NOTE TO U.S. INVESTORS	33

GREAT PANTHER SILVER LIMITED	Page 2
Management’s Discussion and Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Great Panther Silver Limited (“Great Panther” or the “Company”) for the three and six-month periods ended June 30, 2018 and the notes related thereto, which are prepared in accordance with IAS 34 Interim Financial Reporting of International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), as well as the annual audited consolidated financial statements for the year ended December 31, 2017, which are in accordance with IFRS, the related annual MD&A, and the annual Form 40-F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as at July 31, 2018, unless otherwise indicated. All dollar amounts are expressed in US dollars (“USD”), unless otherwise noted.

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

This MD&A contains references to non-GAAP measures. Refer to the section entitled Non-GAAP Measures for explanations of these measures and reconciliations to the Company’s reported financial results.

Some tables and summaries contained in this MD&A may not sum exactly, due to rounding.

PROFILE

Great Panther Silver Limited is a primary silver and precious metals mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American trading under the symbol GPL. The Company’s wholly-owned mining operations in Mexico are the Topia Mine (“Topia”), and the Guanajuato Mine Complex (the “GMC”) which comprises the Company’s Guanajuato Mine, the San Ignacio Mine (“San Ignacio”), and the Cata processing plant. The GMC produces silver and gold concentrate and is located in central Mexico approximately 30 kilometres from the Guanajuato International Airport. The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico, and produces concentrates containing silver, gold, lead and zinc.

In June 2017, Great Panther acquired the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility. Coricancha is located in the central Andes of Peru, approximately 90 kilometres east of Lima, and has been on care and maintenance since August 2013. The Company filed a positive Preliminary Economic Assessment (“PEA”) on Coricancha in July 2018, and is advancing towards a decision to restart the mine with the initiation of a Bulk Sample Program, as defined below.

Great Panther’s strategy is to continue to invest in the exploration and development of its current mines and projects and to acquire other precious metals mines or advanced stage projects in the Americas.

The Company also owns several exploration properties: the El Horcón, Santa Rosa, and Plomo projects in Mexico; and the Argosy project in Canada. The El Horcón project is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in northwestern Ontario, Canada.

Additional information on the Company, including its AIF, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml or on the Company’s website at www.greatpanther.com.

SIGNIFICANT EVENTS

On May 7, 2018, the Company announced that Ali Soltani would be stepping down from his role as Chief Operating Officer (“COO”) of the Company effective May 31, 2018. Mr. Soltani will continue to provide services to the Company on a part-time basis until September 30, 2018 as Senior Technical Advisor.

On May 31, 2018, the Company reported the results of a positive PEA for Coricancha. Upon completion of the PEA, the Company initiated a trial stope and bulk sample program (the "Bulk Sample Program") to further de-risk the project. The objective of the Bulk Sample Program is to confirm expectations regarding throughput, grades, and recoveries. Following a successful outcome, the Company expects to be able to make a decision in early 2019 to commence the restart of Coricancha. The full PEA technical report was filed on July 13, 2018, on SEDAR.

GREAT PANTHER SILVER LIMITED	Page 3
Management’s Discussion and Analysis

OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q2 2018	Q2 2017	Change	Six months ended June 30, 2018	Six months ended June 30, 2017	Change
OPERATING RESULTS
Tonnes milled	95,169	98,576	-3%	192,038	181,232	6%
Silver equivalent ounces (“Ag eq oz”) produced [1]	1,002,169	1,102,290	-9%	2,034,105	1,832,476	11%
Silver ounces produced	479,809	569,229	-16%	970,872	935,664	4%
Gold ounces produced	5,492	5,543	-1%	11,323	10,721	6%
Payable silver ounces	479,942	524,411	-8%	956,267	869,406	10%
Ag eq oz sold [1]	1,011,232	992,057	2%	1,982,421	1,673,041	18%
Cost per tonne milled [2]	$121	$103	17%	$121	$96	26%
Cash cost [2]	$7.84	$5.67	38%	$6.62	$4.83	37%
Cash cost per Ag eq oz [2]	$13.41	$11.47	17%	$13.09	$11.28	16%
All-in Sustaining Cost ("AISC") [2]	$15.04	$14.93	1%	$13.69	$16.76	-18%
AISC per Ag eq oz [2]	$16.82	$16.37	3%	$16.50	$17.48	-6%

(in thousands, except per ounce, per share, and exchange rate figures)	Q2 2018	Q2 2017	Change	Six months ended June 30, 2018	Six months ended June 30, 2017	Change
FINANCIAL RESULTS
Revenue	$17,077	$15,731	9%	$34,096	$28,102	21%
Mine operating earnings before non-cash items [2]	$4,110	$5,418	-24%	$9,335	$10,864	-14%
Mine operating earnings	$2,903	$4,465	-35%	$6,922	$9,127	-24%
Net income (loss)	$(2,765)	$833	-432%	$(2,862)	$3,873	-174%
Adjusted EBITDA [2]	$137	$1,489	-91%	$551	$3,623	-85%
Operating cash flow before changes in non-cash net working capital	$(537)	$2,432	-122%	$(418)	$3,327	-113%
Cash and short-term deposits at end of period	$59,762	$57,071	5%	$59,762	$57,071	5%
Net working capital at end of period	$68,073	$62,954	8%	$68,073	$62,954	8%
Average realized silver price per oz [3]	$16.40	$16.01	2%	$16.38	$17.32	-5%
Average realized gold price per oz [3]	$1,274	$1,254	2%	$1,317	$1,274	3%
Earnings (loss) per share - basic and diluted	$(0.02)	$0.00	-200%	$(0.02)	$0.02	-200%
MXN/USD	19.39	18.57	4%	19.07	19.47	-2%

1 Silver equivalent ounces are referred to throughout this document. Ag eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.

2 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document.

3 Average realized silver and gold prices are prior to smelting and refining charges.

GREAT PANTHER SILVER LIMITED	Page 4
Management’s Discussion and Analysis

OPERATIONS

Consolidated operations

	Q2 2018	Q2 2017	Change	% Change	Six months ended June 30, 2018	Six months ended June 30, 2017	Change	% Change
Tonnes mined [1]	97,094	92,578	4,516	5%	191,588	184,636	6,952	4%
Tonnes milled	95,169	98,576	(3,407)	-3%	192,038	181,232	10,806	6%
Production
Silver (ounces)	479,809	569,229	(89,420)	-16%	970,872	935,664	35,208	4%
Gold (ounces)	5,492	5,543	(51)	-1%	11,323	10,721	602	6%
Lead (tonnes)	480	405	75	19%	912	408	504	124%
Zinc (tonnes)	528	638	(110)	-17%	1,061	644	417	65%
Ag eq oz	1,002,169	1,102,290	(100,121)	-9%	2,034,105	1,832,476	201,629	11%
Sales
Payable silver ounces	479,942	524,411	(44,469)	-8%	956,267	869,406	86,861	10%
Ag eq oz sold	1,011,232	992,057	19,175	2%	1,982,421	1,673,041	309,380	18%
Cost metrics
Cost per tonne milled [2]	$121	$103	$18	17%	$121	$96	$25	26%
Cash cost [2]	$7.84	$5.67	$2.17	38%	$6.62	$4.83	$1.79	37%
Cash cost per Ag eq oz [2]	$13.41	$11.47	$1.94	17%	$13.09	$11.28	$1.81	16%
AISC [2]	$15.04	$14.93	$0.11	1%	$13.69	$16.76	$(3.07)	-18%
AISC per Ag eq oz [2]	$16.82	$16.37	$0.45	3%	$16.50	$17.48	$(0.98)	-6%

The following discusses the change in results for the second quarter of 2018 compared to the second quarter of 2017 unless otherwise noted.

Tonnes milled - Decreased due to the higher proportion of ore processed from the San Ignacio Mine, which has harder ores which consequently reduce processing capacity. In June 2018, there was also a temporary suspension of processing at the GMC following unusually heavy rains that caused flooding in the town.

Production - Silver equivalent ounces produced decreased primarily due to lower silver grades at both GMC and Topia, and lower tonnes mined at the GMC.

Cost per tonne milled - Increased due primarily to higher production costs, as described in the section Results of Operations, and lower mill throughput which contributed to higher costs on a per-tonne basis. These factors were partly offset by a weakening of the Mexican peso ("MXN") to the USD.

Cash cost

Increased primarily due to higher MXN denominated production costs, as described in the Results of Operations section, which had the effect of increasing cash cost by $6.44 per payable silver ounce ("per oz"). Payable silver volumes were also lower in the second quarter of 2018 than in the second quarter of 2017, which increased cash cost by a further $0.53 per oz. These factors were partly offset by an increase in by-product credits associated with higher sales volumes for gold and lead and higher realized prices for gold, lead and zinc (together, a $2.89 per oz effect). In addition, lower smelting and refining charges accounted for a $0.99 per oz decrease and weakening of the MXN to the USD accounted for a further $0.91 per oz decrease.

1 Excludes purchased ore.

2 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED	Page 5
Management’s Discussion and Analysis

Cash cost per Ag eq oz

Increased primarily due to the increase in MXN denominated production costs ($3.19 per Ag eq oz effect). These factors were partly offset by a weakening of the MXN to the USD ($0.57 per Ag eq oz effect), lower smelting and refining charges ($0.47 per oz effect) and an increase in sales volumes ($0.22 per Ag eq oz effect).

All-in sustaining cost

Increased primarily due to the increase in cash cost discussed above ($2.17 per oz effect), as well as a decrease in payable silver ounces which had the effect of further increasing AISC by $0.84 per oz. These were substantially offset by lower sustaining exploration, evaluation and development (“EE&D”) expenses and capital expenditures (together, a $2.40 per oz effect) and decreased general and administrative (“G&A”) expenses ($0.50 per oz effect).

AISC per Ag eq oz

Increased slightly primarily due to the increase in cash cost per Ag eq oz ($1.94 per Ag eq oz effect) as described above. These factors were partly offset by the lower sustaining EE&D expenses and capital expenditures (together, $1.16 per Ag eq oz effect), lower G&A expenses ($0.24 per Ag eq oz effect) and higher sales volumes ($0.09 per Ag eq oz effect).

GREAT PANTHER SILVER LIMITED	Page 6
Management’s Discussion and Analysis

Guanajuato Mine Complex

	Q2 2018	Q2 2017	Change	% Change	Six months ended June 30, 2018	Six months ended June 30, 2017	Change	% Change
Tonnes mined	77,503	80,704	(3,201)	-4%	155,131	160,696	(5,565)	-3%
Tonnes milled	77,014	80,535	(3,521)	-4%	155,933	162,991	(7,058)	-4%
Production
Silver (ounces)	276,654	348,130	(71,476)	-21%	581,516	713,125	(131,609)	-18%
Gold (ounces)	5,240	5,247	(7)	0%	10,826	10,424	402	4%
Silver equivalent ounces	643,432	715,423	(71,991)	-10%	1,339,341	1,442,795	(103,454)	-7%
Sales
Payable silver ounces	308,048	349,836	(41,788)	-12%	618,996	693,964	(74,968)	-11%
Ag eq oz sold	716,320	710,795	5,525	1%	1,411,162	1,391,354	19,808	1%
Average ore grades
Silver (g/t)	127	150	(23)	-15%	131	153	(22)	-14%
Gold (g/t)	2.40	2.32	0.08	3%	2.45	2.31	0.14	6%
Metal recoveries
Silver	87.7%	89.5%	-1.8%	-2%	88.3%	89.2%	-0.9%	-1%
Gold	88.2%	87.2%	1.0%	1%	88.1%	86.1%	2.0%	2%
Cost metrics
Cost per tonne milled[1]	$111	$91	$20	22%	$107	$87	$20	23%
Cash cost[1]	$9.59	$5.44	$4.15	76%	$6.92	$3.97	$2.95	74%
Cash cost per Ag eq oz1	$14.49	$11.78	$2.71	23%	$13.60	$11.11	$2.49	22%
AISC	$13.74	$10.89	$2.85	26%	$11.36	$9.25	$2.11	23%
AISC per Ag eq oz	$16.28	$14.46	$1.82	13%	$15.55	$13.74	$1.81	13%

The following discusses the change in results for the second quarter of 2018 compared to the second quarter of 2017 unless otherwise noted.

Tonnes milled

Decreased largely due to a higher proportion of production being sourced from the San Ignacio mine, which has harder ores, consequently reducing processing capacity. In June 2018, there was also a temporary suspension of processing at the GMC following unusually heavy rains that caused flooding in the town.

Production

Decreased due to lower average silver grades and lower mill throughput.

Cost per tonne milled

As described in the Results of Operations section, increased primarily due to increased production costs ($20/tonne effect) and decreased mill throughput ($4/tonne effect). These factors were partly offset by a weakening of the MXN to the USD ($4/tonne effect).

1 Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS.

GREAT PANTHER SILVER LIMITED	Page 7
Management’s Discussion and Analysis

Cash cost

Increased by $4.15 per oz primarily due to higher MXN production costs noted above ($8.15 per oz effect), and lower payable silver volumes, which had the impact of increasing cash cost on a per-unit basis by $0.74 per oz. These factors were partly offset by an increase in gold by-product credits ($3.12 per oz effect), a weakening of the MXN to the USD, which had the effect of decreasing production costs in USD terms by $1.42 per oz, and lower smelting and refining charges ($0.20 per oz effect).

Cash cost per Ag eq oz

Increased by $2.71 per Ag eq oz primarily due to the increase in MXN production costs ($3.51 per Ag eq oz effect). These factors were partly offset by a weakening of the MXN to the USD ($0.62 per Ag eq oz effect), an increase in Ag eq oz sold ($0.09 per Ag eq oz effect) and lower smelting and refining charges ($0.09 per Ag eq oz effect).

All-in sustaining cost

Increased primarily due to the increase in cash cost ($4.15 per oz effect) as described above. The lower number of payable silver ounces also increased AISC on a per ounce basis ($0.74 per oz effect). These factors were partly offset by lower sustaining EE&D expenses ($1.32 per oz effect) and lower capital expenditures ($0.72 per oz effect).

AISC per Ag eq oz

Increased primarily due to the increase in cash cost per Ag eq oz ($2.72 per Ag eq oz effect) as described above. These factors were partly offset by lower sustaining EE&D expenses ($0.57 per oz effect), lower capital expenditures ($0.32 per Ag eq oz effect), and higher Ag eq oz sales volume ($0.02 per Ag eq oz effect).

Development

Metres of development	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
Guanajuato Mine	775	123	1,843	154
San Ignacio Mine	713	309	1,313	2,359
Total	1,488	1,432	3,156	2,513

The increase in mine and exploration development at the GMC is in order to access lower elevation ore bodies.

Metres of exploration drilling	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
Guanajuato Mine	462	2,673	1,769	2,673
San Ignacio Mine	2,871	5,720	6,658	9,996
Total	3,333	8,393	8,427	12,669

The decrease in the number of metres of exploration drilling is due to the timing of the 2018 drilling program.

The objective of the Company’s current drill program is to identify new resources and improve the resource definition in these areas. Development and drilling costs for the GMC are expensed.

GREAT PANTHER SILVER LIMITED	Page 8
Management’s Discussion and Analysis

Permitting

Tailings storage

In February 2016, the Mexican national water authority, Comisión Nacional del Agua ("CONAGUA"), required that the Company make formal applications for permits associated with the occupation and construction of the tailings storage facility ("TSF") at the GMC. The Company filed its applications, and the authorities conducted an inspection of the TSF and requested further technical information, which the Company submitted in December 2017. This information is currently under review by CONAGUA.

Additional water use permits

Since the February 2016 correspondence with CONAGUA, the Company has also determined, through its own undertakings, that additional CONAGUA permits may be needed in connection with water discharge and water use at the GMC TSF and at San Ignacio. The Company is assessing technical options and whether it requires an additional water use permit. The Company believes that it will be able to address or mitigate the need for any necessary water discharge and use permits without any impact to its operations, but cannot provide complete assurance that there is no risk in this regard.

Amendment to EIS related to expansion of existing tailings dam

In July 2017, the Company submitted to the Mexican environmental permitting authority, Secretaría del Medio Ambiente y Recursos Naturales ("SEMARNAT"), an amendment to the Environmental Impact Statement (“EIS”) requesting an expansion of the existing tailings dam, and subsequently provided further information to the SEMARNAT as requested. This is under review by the regulator, and if approved, will satisfy a requirement by CONAGUA for the processing of permits.

The Company believes its current tailings footprint can be maintained and can support operations at the GMC until at least 2021. Based on its meetings and other communication with the authorities, the Company believes that it will be able to obtain all the above noted permits, with no suspension of operations at the GMC. However, the Company cannot assure that the tailings permits will be obtained or renewed on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the issuance of permits on unfavourable terms or the expiry, revocation or failure by the Company to comply with the terms of any such permits, if obtained, could limit the ability of the Company to expand the tailings facility and could adversely affect the Company’s ability to continue operating at the GMC. In either case, the Company’s results of operations could be adversely affected.

Wastewater discharge at San Ignacio

In June 2016, the Company filed a request for authorization to discharge wastewater in San Ignacio. The authority conducted a technical visit in November 2016. In April 2018, the authority requested additional information, which the Company promptly submitted. As of the date of this document, the resolution is pending. The Company is also preparing requests for similar permits for other areas of the Company's operation.

GREAT PANTHER SILVER LIMITED	Page 9
Management’s Discussion and Analysis

Topia Mine

	Q2 2018	Q2 2017	Change	% Change	Six months ended June 30, 2018	Six months ended June 30, 2017	Change	% Change
Tonnes mined	19,591	11,874	7,717	65%	36,457	23,940	12,517	nm7
Tonnes milled	18,155	18,041	114	1%	36,105	18,241	17,864	nm1
Production
Silver (ounces)	203,155	221,099	(17,944)	-8%	389,356	222,539	166,817	nm1
Gold (ounces)	253	296	(43)	-15%	497	297	200	nm1
Lead (tonnes)	480	405	75	19%	912	408	504	nm1
Zinc (tonnes)	528	638	(110)	-17%	1,061	644	417	nm1
Silver equivalent ounces	358,737	386,867	(28,130)	-7%	694,764	389,681	305,083	nm1
Sales
Payable silver ounces	171,894	174,575	(2,681)	-2%	337,271	175,442	161,829	nm1
Ag eq oz sold	294,912	281,263	13,649	5%	571,259	281,687	289,572	nm1
Average ore grades
Silver (g/t)	371	414	(43)	-10%	360	413	(53)	nm1
Gold (g/t)	0.69	0.74	(0.05)	-7%	0.71	0.74	(0.03)	nm1
Lead (%)	2.79	2.45	0.34	14%	2.67	2.44	0.23	nm1
Zinc (%)	3.09	3.73	(0.64)	-17%	3.14	3.72	(0.58)	nm1
Metal recoveries
Silver	93.9%	92.0%	1.9%	2%	93.3%	92.0%	1.3%	nm1
Gold	63.1%	68.6%	-5.5%	-8%	60.0%	68.6%	-8.6%	nm1
Lead	94.7%	91.8%	2.9%	3%	94.5%	91.7%	2.8%	nm1
Zinc	94.1%	94.9%	-0.8%	-1%	93.5%	94.9%	-1.4%	nm1
Cost metrics
Cost per tonne milled [2]	$162	$157	$5	3%	$179	$176	$3	nm1
Cash cost[2]	$4.72	$6.15	$(1.43)	-23%	$6.07	$8.22	$(2.15)	nm1
Cash cost per Ag eq oz [2]	$10.77	$10.70	$0.07	1%	$11.82	$12.10	$(0.28)	nm1
AISC [2]	$6.71	$10.78	$(4.07)	-38%	$7.48	$22.70	$(15.22)	nm1
AISC per Ag eq oz [2]	$11.93	$13.58	$(1.65)	-12%	$12.64	$21.11	$(8.47)	nm1

Ore processing at Topia was suspended during the first quarter of 2017 to accommodate plant upgrades and the addition of a dry tailings handling facility.

The following discusses the change in results for the second quarter of 2018 compared to the second quarter of 2017, unless otherwise noted.

Tonnes milled

Mill throughput and cost per tonne for Topia remained relatively unchanged as the mine and mill were operating normally during the comparable quarter.

1 Milling operations at Topia were suspended for the duration of the first quarter of 2017. Tonnes milled and metal produced were incidental and related to the testing of plant upgrades. As a result, cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC and ASIC per Ag eq oz are not meaningful (“nm”).

2 Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS.

GREAT PANTHER SILVER LIMITED	Page 10
Management’s Discussion and Analysis

Production

Decreased as the quarter ended June 30, 2017 reflected higher silver, gold and zinc grades. The plant had been shut down during the first quarter of 2017 for upgrades, but mining activities had continued. Upon restart, higher grade ore stockpiles which had accumulated during the plant shutdown were drawn down.

Cost per tonne milled

Similar to the comparable period.

Cash cost

Decreased by $1.43 primarily due to higher by-product credits ($2.49 per oz effect), lower smelting and refining charges ($2.41 per oz effect), and a weakening of the MXN to the USD, which had the effect of decreasing production costs in USD terms by $0.78 per oz. These factors were partly offset by higher MXN production costs ($4.16 per oz effect) and lower payable silver ounces ($0.09 per oz effect).

Cash cost per Ag eq oz

Remained relatively unchanged.

All-in sustaining cost

Decreased due to the decrease in cash cost ($1.43 per oz effect) as described above, lower sustaining EE&D expenses ($2.54 per oz effect), and lower capital expenditures ($0.17 per oz effect). These factors were partly offset by lower payable silver ounces ($0.07 per oz effect).

AISC per Ag eq oz

Decreased primarily due to lower sustaining EE&D expenses ($1.49 per oz effect), higher sales volumes ($0.13 per Ag eq oz effect), and lower capital expenditures ($0.10 per Ag eq oz effect). These factors were partly offset by higher cash cost per Ag eq oz ($0.07 per oz effect).

Development

Metres of development	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
Total metres of development	1,391	1,089	2,425	2,361

The increase in metres of development in the second quarter of 2018 compared to the second quarter of 2017 is consistent with the higher production tonnages.

The majority of the development was carried out at the Argentina, 15-22, San Miguel, El Rosario and Recompensa mines. The Company expenses all operational development at Topia to production costs.

Metres of exploration drilling	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
Total metres of exploration drilling	—	1,146	—	2,464

The Company expenses all exploration drilling at Topia to EE&D expenses.

GREAT PANTHER SILVER LIMITED	Page 11
Management’s Discussion and Analysis

No exploration drilling has been undertaken in the period as Topia’s current remaining life of mine does not necessitate drilling.

TSF Permitting Status

On December 18, 2017, the Company announced that SEMARNAT, the Mexican environmental authority, had granted all permits for the construction and operation of the new Phase II TSF.  Construction of the Phase II TSF is currently underway and the Company will continue to utilize the Phase I TSF until the completion of Phase II TSF construction activities.

Reviews by the regulatory authorities dating back to 2015, coupled with permitting work undertaken by the Company in connection with the expansion of the Topia TSF, have led to a broader review by the Mexican environmental compliance authority, la Procuraduría Federal de Protección al Ambiente ("PROFEPA") and by the Company of the permitting status for all of Topia operations , environmental compliance (including the historical tailings dating back to periods prior to Great Panther’s ownership) and a clarification of land titles. Devised as a cooperative management strategy, the Topia Mine was accepted into a voluntary environmental audit program supported by PROFEPA which commenced during the second quarter of 2017. The Company is working on a compliance program authorized by PROFEPA to address the audit findings and has until January 2020 to complete this. This compliance program includes remediation, and technical reviews as defined by the audit. Progress updates will be submitted to PROFEPA for further review. The Company anticipates that it will be able to achieve full compliance; however, the Company cannot provide complete assurance that upon completion of the compliance program further reviews will not lead to future suspensions of operations.

ADVANCED PROJECTS

Coricancha

The Company announced an updated Mineral Resource Estimate for Coricancha in December 2017. In May 2018, the Company released the results of a PEA which confirmed the potential for three million Ag eq oz of annual production. The Company is now advancing the project by commencing a Bulk Sample Program which commenced in July 2018. Following a successful outcome of the Bulk Sample Program, the Company expects to be able to make a decision in early 2019 to commence the restart of Coricancha. Subsequent development and capital investments necessary to restart Coricancha are expected to occur within a year after successful completion of the Bulk Sample Program. The Company does not currently plan to complete a feasibility study in connection with any production decision due to (i) the existing processing plant facility, (ii) the ability to continue on to development and production based on low initial capital costs, and (iii) the Company’s knowledge of the mine and resource base.

The National Instrument 43-101 Technical Report (“NI 43-101”) for the PEA was issued on July 13, 2018, and is available on SEDAR and EDGAR.

Legacy Tailings

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the Ministry of Energy and Mines (the “MEM”), the relevant regulatory body. In addition, as part of the purchase of Coricancha (completed on June 30, 2017), the Company has an agreement with the previous owner for the reimbursement of the cost of these reclamation activities up to an agreed maximum. The Company is seeking approval of a modification to the remediation plan from MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan. Concurrently, the Company has undertaken various legal measures to protect itself from any pending or future fines, penalties, regulatory action or charges from government authorities which may be initiated as a result of the change in timing of reclamation under the approved plan. The Company believes this matter can be resolved favorably but cannot provide any assurance. If it is not resolved favorably, it may result in fines and may impact the Company’s stated plans and objectives for Coricancha.

GREAT PANTHER SILVER LIMITED	Page 12
Management’s Discussion and Analysis

SUMMARY OF SELECTED QUARTERLY INFORMATION

(000’s, except per- share amounts)	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016
Revenue	$17,077	$17,019	$17,384	$18,260	$15,731	$12,371	$12,515	$15,631
Production costs	12,967	11,794	12,422	12,092	10,313	6,926	8,039	8,400
Mine operating earnings before non-cash items[1]	4,110	5,225	4,962	6,168	5,418	5,445	4,476	7,231
Amortization and share- based compensation	1,207	1,206	1,207	1,362	953	783	2,065	1,159
Mine operating earnings	2,903	4,019	3,755	4,806	4,465	4,662	2,411	6,072
EE&D	(2,617)	(3,326)	(2,568)	(2,652)	(2,348)	(1,955)	(1,286)	(1,479)
Finance and other income (expense)	(912)	889	(459)	49	827	1,996	(695)	(855)
Net income (loss) for the period	(2,765)	(97)	(1,918)	(666)	833	3,040	(1,498)	2,130
Basic and diluted earnings (loss) per share	(0.02)	(0.00)	(0.01)	(0.00)	0.00	0.02	(0.01)	0.01
Adjusted EBITDA[1]	137	415	904	1,482	1,489	2,134	1,376	4,738

	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016
Tonnes mined	97,094	94,494	97,407	87,974	92,578	92,058	98,867	94,310
Tonnes milled[2]	95,169	96,869	98,396	94,080	98,576	82,656	92,869	95,282
Custom milling (tonnes)	—	—	—	—	—	—	1,202	1,197
Total tonnes milled	95,169	96,869	98,396	94,080	98,576	82,656	94,071	96,479
Production
Silver (ounces)	479,809	491,063	514,218	532,803	569,229	366,435	460,571	510,491
Gold (ounces)	5,492	5,831	5,931	5,848	5,543	5,178	5,206	5,423
Lead (tonnes)	480	433	441	442	405	3	213	248
Zinc (tonnes)	528	533	551	562	638	6	315	324
Ag eq oz	1,002,169	1,031,937	1,065,773	1,080,483	1,102,290	730,185	883,772	953,632
Sales
Payable silver ounces	479,942	476,325	516,078	552,218	524,411	344,995	488,428	442,277
Ag eq oz sold	1,011,232	971,189	1,038,023	1,082,451	992,058	680,984	883,348	864,605
Cost metrics
Cost per tonne milled[1]	$121	$121	$116	$116	$103	$88	$86	$86
Cash cost[1]	$7.84	$5.39	$7.25	$5.82	$5.67	$3.54	$5.83	$3.30
Cash cost per Ag eq oz1	$13.41	$12.76	$13.18	$12.37	$11.47	$10.99	$10.48	$10.99
AISC[1]	$15.04	$12.33	$14.72	$13.75	$14.93	$19.55	$16.44	$11.97
AISC per Ag eq oz1	$16.82	$16.16	$16.89	$16.42	$16.37	$19.10	$16.35	$15.43

1 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

2 Excludes purchased ore.

GREAT PANTHER SILVER LIMITED	Page 13
Management’s Discussion and Analysis

Trends in revenue over the last eight quarters

Revenue varies based on the quantity of metal sold, metal prices and terms of sales agreements. The climate in Mexico allows mining and exploration activities to be conducted throughout the year.

Metal production for the last eight quarters has consistently been in approximately the 0.9 - 1.1 million Ag eq oz range with the exception of the fourth quarter of 2016 and the first quarter of 2017, which were impacted by the planned suspension of processing at Topia to allow for upgrades to the processing facility. Topia resumed production in the second quarter of 2017. Outside of this factor, the trend in revenue has mainly been impacted by the fluctuation in prices for silver and gold.

Trends in net (loss) income over the last eight quarters

The trends in production costs are due primarily to the costs of mining operations. Mining costs have increased in more recent quarters as a result of mining narrower veins (which causes more waste material to be mined). Further, there were rate increases in both 2017 and 2018 for mining contractors. Plant costs at Topia increased slightly due to the operation of the new dry tails filter press. On-site administrative costs were fairly steady, with additional costs being incurred for security and safety.

Mine operating earnings are a function of revenue, production costs, depreciation at the operating mines, and share based compensation of operations personnel.

To mitigate its foreign exchange risk, the Company from time to time enters into forward contracts for the purchase of Mexican pesos. Such contracts lead to volatility in foreign exchange gains and losses, as these contracts are marked to market every reporting period. The first quarter of 2018 and the first and second quarters of 2017 reflected significant foreign exchange gains, while the second quarter of 2018 and the fourth quarter of 2017 reflected significant foreign exchange losses, mainly due to these MXN forward contracts. Foreign exchange gains or losses are included in finance and other income. Foreign exchange gains and losses also arise from the translation of foreign currency denominated transactions and balances into the functional currencies of the Company and its subsidiaries.

Since the second quarter of 2017, the Company’s exploration, evaluation and development expenditures increased due to the addition of Coricancha care and maintenance and project expenditures after its acquisition in June 2017. The Company also expenses exploration and drilling costs at its operating mines.

G&A expenditures were fairly consistent over the last eight quarters with the exception of non-recurring G&A charges related to management changes in the third quarter of 2017.

A significant contributor to the loss in the second quarter of 2016 was an impairment charge of $1.7 million related to the termination of an option to acquire Coricancha (the purchase of which was subsequently renegotiated and then completed on June 28, 2017).

GREAT PANTHER SILVER LIMITED	Page 14
Management’s Discussion and Analysis

RESULTS OF OPERATIONS

Three months ended June 30, 2018

Revenue

	Q2 2018			Q2 2017			% Change
	GMC	Topia	Total	GMC	Topia	Total
Sales quantities
Silver (ounces)	308,048	171,894	479,942	349,836	174,575	524,411	-8%
Gold (ounces)	5,832	180	6,012	5,157	162	5,319	13%
Lead (tonnes)	—	434	434	—	309	309	40%
Zinc (tonnes)	—	382	382	—	385	385	-1%
Silver equivalent ounces	716,320	294,912	1,011,232	710,795	281,263	992,058	2%
Revenue (000’s)
Silver revenue	$5,045	$2,828	$7,873	$5,477	$2,917	$8,394	-6%
Gold revenue	7,430	231	7,661	6,468	201	6,669	15%
Lead revenue	—	1,045	1,045	—	695	695	50%
Zinc revenue	—	1,089	1,089	—	1,041	1,041	5%
Smelting and refining charges	(469)	(122)	(591)	(531)	(537)	(1,068)	-45%
Total revenue	$12,006	$5,071	$17,077	$11,414	$4,317	$15,731	9%
Average realized metal prices and FX rates
Silver (per ounce)			$16.40			$16.01	2%
Gold (per ounce)			$1,274			$1,254	2%
Lead (per pound)			1.09			1.02	7%
Zinc (per pound)			1.29			1.23	5%
USD/CAD			1.290			1.346	-4%
USD/MXN			19.393			18.573	4%

Revenue increased by $1.3 million or 9% compared to the second quarter of 2017. This was primarily attributable to a $0.5 million decrease in smelting and refining charges (which are netted against revenue) due to more favourable revenue contract terms with customers for year 2018, an increase in metal sales volumes ($0.4 million effect), and an increase in realized metal prices ($0.4 million effect). The Company’s average realized silver price for the second quarter of 2018 was $16.40/oz compared to $16.01/oz during the second quarter of 2017, and the average realized gold price for the second quarter of 2018 was $1,274/oz compared to $1,254/oz during the second quarter of 2017.

GREAT PANTHER SILVER LIMITED	Page 15
Management’s Discussion and Analysis

(000’s)	Q2 2018	Q2 2017	Change	% Change
Revenue	$17,077	$15,731	$1,346	9%
Production costs	12,967	$10,313	2,654	26%
Mine operating earnings before non-cash items[1]	$4,110	$5,418	$(1,308)	-24%
Amortization and depletion	1,082	$849	233	27%
Share-based compensation	125	$104	21	20%
Mine operating earnings	2,903	$4,465	(1,562)	-35%
Mine operating earnings before non-cash items (% of revenue)	24%	34%
Mine operating earnings (% of revenue)	17%	28%
G&A expenses	$1,702	$1,934	$(232)	-12%
EE&D expenses	$2,617	$2,348	$269	11%
Finance and other income (expense)	$(912)	$827	$(1,739)	-210%
Tax expense	$437	$177	$260	147%
Net income (loss)	$(2,765)	$833	$(3,598)	-432%
Adjusted EBITDA[1]	$137	$1,489	$(1,352)	-91%

Production Costs

Increased $2.7 million or 26% mainly due to an increase in MXN denominated costs as a result of mining narrower veins at the GMC (which requires more waste material to be mined), along with minor rate increases for mining contractors (together a $2.9 million effect). The increase in metal sales volume also increased production costs ($0.2 million effect). These factors were partly offset by a weakening of the MXN to the USD which had the impact of decreasing production costs in USD terms ($0.4 million effect). Refer to the Outlook section for discussion of anticipated reduced variability in productions costs for the remainder of 2018.

Mine Operating Earnings

Mine operating earnings before non-cash items decreased by $1.3 million as the $2.7 million increase in production costs exceeded the $1.3 million increase in revenue.

Amortization and depletion increased by $0.2 million due to depreciation of the new tailings filtration and handling facilities at Topia that were commissioned in the second quarter of 2017.

General and administrative expenses

G&A expenses were 12% lower compared to the same period in 2017 due to non-recurring expenses incurred in the comparative period related to strategic changes and initiatives to position the Company for future growth and development. These included expenses related to CEO succession, other management changes, and implementation of long-term incentive programs.

Exploration, evaluation and development expenses

Increased $0.3 million or 11% compared to the same period in 2017. As Coricancha was acquired on June 30, 2017, there were only $0.2 million Coricancha related project expenses in EE&D in the second quarter of 2017, compared to $1.4 million of project and care and maintenance expenditures in the second quarter of 2018. The Company will continue to expense project costs and ongoing care and maintenance associated with Coricancha until such time a formal decision is made to restart the mine. The increase in Coricancha costs were partly offset by a $0.8 million decrease in exploration drilling expenditures at Guanajuato, Topia and San Ignacio.

1 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED	Page 16
Management’s Discussion and Analysis

The Company is actively seeking to acquire another mine or advanced stage mining project in the Americas and corporate development costs accounted for in EE&D may fluctuate as a result.

Finance and other income (expense)

These primarily include interest income or expense and foreign exchange gains and losses. During the second quarter of 2018, the Company incurred a foreign exchange loss of $0.8 million due to a weakening of the MXN to the USD, compared to a foreign exchange gain of $0.6 million in the second quarter of 2017 due to a strengthening of the MXN to the USD. The foreign exchange gains and losses recorded in both periods were primarily a result of forward contracts to purchase MXN to fund operating expenditures in Mexico, and to a lesser extent, the translation of foreign currency denominated balances into USD.

Net income (loss)

The change in net loss is largely accounted for by $1.6 million decrease in mine operating earnings, $1.7 million decrease in finance and other income, and $0.3 million increase in EE&D expenses. These factors were partly offset by $0.2 million decrease in G&A expenses.

Adjusted EBITDA

Decrease largely reflects a $1.3 million decrease in mine operating earnings before non-cash items, and a $0.3 million increase in EE&D expenses before non-cash items (such as non-cash share based compensation and changes in estimates of reclamation provisions). These factors were partly offset by a $0.2 million decrease in G&A expenses before non-cash items.

GREAT PANTHER SILVER LIMITED	Page 17
Management’s Discussion and Analysis

Six months ended June 30, 2018

Revenue

	Six months ended June 30, 2018			Six months ended June 30, 2017			% Change
	GMC	Topia	Total	GMC	Topia	Total
Sales quantities
Silver (ounces)	618,996	337,271	956,267	693,964	175,442	869,406	10%
Gold (ounces)	11,317	358	11,675	9,963	154	10,117	15%
Lead (tonnes)	—	819	819	—	311	311	163%
Zinc (tonnes)	—	725	725	—	384	384	89%
Silver equivalent ounces	1,411,162	571,259	1,982,421	1,391,354	281,687	1,673,041	18%
Revenue (000’s)
Silver revenue	$10,144	$5,524	$15,668	$12,112	$2,950	$15,062	4%
Gold revenue	14,912	467	15,379	12,701	193	12,894	19%
Lead revenue	—	1,991	1,991	—	721	721	176%
Zinc revenue	—	2,244	2,244	—	1,051	1,051	114%
Smelting and refining charges	(931)	(255)	(1,186)	(1,077)	(549)	(1,626)	-27%
Total revenue	$24,125	$9,971	$34,096	$23,736	$4,366	$28,102	21%
Average realized metal prices and FX rates
Silver (per ounce)			$16.38			$17.32	-5%
Gold (per ounce)			$1,317			$1,274	3%
Lead (per pound)			1.10			1.05	5%
Zinc (per pound)			1.40			1.24	13%
USD/CAD			1.278			1.335	-4%
USD/MXN			19.069			19.465	-2%

Revenue increased by $6.0 million or 21% primarily attributable to an increase in metal sales volumes ($5.6 million effect) as there were negligible metal sales for Topia during the first quarter of 2017 due to the suspension of milling operations for plant upgrades. Metal sales revenue also increased due to an increase in average gold and zinc prices ($0.8 million effect). Revenue also benefited from lower smelting and refining charges, which are netted against revenue, due to more favourable revenue contract terms with customers for year 2018 ($0.4 million effect). These factors were partly offset by a decrease in silver prices ($0.9 million effect). The Company’s average realized silver price for the first half of 2018 was $16.38/oz compared to $17.32/oz during the first half of 2017 and the average realized gold price for the first half of 2018 was $1,317/oz compared to $1,274/oz during the first half of 2017.

GREAT PANTHER SILVER LIMITED	Page 18
Management’s Discussion and Analysis

(000’s)	Six months ended June 30, 2018	Six months ended June 30, 2017	Change	% Change
Revenue	$34,096	$28,102	$5,994	21%
Production costs	24,761	$17,238	7,523	44%
Mine operating earnings before non-cash items[1]	$9,335	$10,864	$(1,529)	-14%
Amortization and depletion	2,212	$1,540	672	44%
Share-based compensation	201	$197	4	2%
Mine operating earnings	6,922	$9,127	(2,205)	-24%
Mine operating earnings before non-cash items (% of revenue)	27%	39%
Mine operating earnings (% of revenue)	20%	32%
G&A expenses	$3,357	$3,536	$(179)	-5%
EE&D expenses	$5,943	$4,304	$1,639	38%
Finance and other income (expense)	$(23)	$2,824	$(2,847)	-101%
Tax expense	$461	$238	$223	94%
Net income (loss)	$(2,862)	$3,873	$(6,735)	-174%
Adjusted EBITDA[1]	$551	$3,623	$(3,072)	-85%

Production costs

The 44% increase was predominantly attributable to higher MXN denominated mining costs as a result of mining narrower veins at the GMC (which requires more waste material to be mined), along with minor rate increases for mining contractors (together a $3.9 million effect) and an 18% increase in metal sales volumes ($3.2 million effect) as a result of the additional production from Topia. Another factor in the increase of production costs was a strengthening of the MXN to the USD which had the impact of increasing costs in USD terms by $0.4 million.

Mine operating earnings

Mine operating earnings before non-cash items decreased by $1.5 million as the $7.5 million increase in production costs exceeded the $6.0 million increase in revenue.

Amortization and depletion increased due to the depreciation of the new tailings filtration and handling facilities at Topia which were commissioned in the second quarter of 2017.

General and administrative expenses

Decreased 5% compared to the same period in 2017 due to non-recurring expenses incurred in the comparative period related to strategic changes and initiatives to position the Company for future growth and development. These included expenses related to CEO succession, other management changes, and implementation of long-term incentive programs.

Exploration, evaluation and development expenses

Increased $1.6 million or 38% compared to the same period in 2017. As Coricancha was acquired on June 28, 2017, there were only $0.5 million Coricancha related project expenses in EE&D in the first half of 2017, compared to $2.9 million of the project and care and maintenance expenditures in the first half of 2018. EE&D expenditures for the first half of 2018 also included $0.2 million of additional corporate development costs due to a higher level of activity associated with the evaluation of potential acquisitions. These factors were partly offset by a $0.8 million decrease in EE&D expenses from exploration drilling at Topia and San Ignacio.

1 The Company has included the non-GAAP performance measures, cost of sales before non-cash items and mine operating earnings before non-cash items, and adjusted EBITDA throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED	Page 19
Management’s Discussion and Analysis

Finance and other income (expense)

These were approximately nil, compared to $2.8 million in the first half of 2017 which reflected a foreign exchange gain of $2.5 million mainly on forward contracts to purchase MXN resulting from of the strengthening of the MXN to the USD during that period.

Net income (loss)

The change in net loss was primarily due to a $2.8 million net decrease in finance and other income, a $2.2 million decrease in mine operating earnings and a $1.6 million increase in EE&D expenditures. These factors were partly offset by a $0.2 million decrease in G&A expenses.

Adjusted EBITDA

The decrease in adjusted EBITDA was primarily due to a $1.8 million increase in EE&D expenses (net of changes in non-cash share based compensation and changes in reclamation provisions), and a $1.5 million decrease in mine operating earnings before non-cash items, which were partly offset by a $0.2 million decrease in G&A expenses before non-cash items.

OUTLOOK

The Company’s production and cost guidance for the year ending December 31, 2018 remains unchanged:

Production and cash cost guidance	1H 2018 Actual	FY 2018 Guidance	FY 2017 Actual
Total silver equivalent ounces produced [1]	2,034,105	4,000,000 - 4,100,000	3,978,731
Cash cost [2]	$6.62	$ 5.00 - $ 6.50	$5.76
AISC [2]	$13.69	$ 12.50 - 14.50	$15.07

Although cash cost for the second quarter and first half of 2018 was higher than the full year guidance range, the Company expects cost to decrease in the second half of the year due to an expected reduction in the variability of the geological model and return to mining more economic vein widths .. It is cautioned that cash cost and AISC are very sensitive to the MXN foreign exchange rate and metal prices through the computation of by-product credits.

The Company’s guidance for capital expenditures and EE&D expenses for the year ended December 31, 2018 also remains unchanged.

1 Ag eq oz have been established using a 70:1 Ag:Au ratio, and ratios of 1:0.0559 and 1:0.0676 for the USD price of silver ounces to the USD price for lead and zinc pounds, respectively.

2 Cash cost and AISC are non-GAAP measures. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED	Page 20
Management’s Discussion and Analysis

Capex and EE&D expense guidance

(in millions)	1H 2018 Actual	FY 2018 Guidance	FY 2017 Actual
Capital expenditures, excluding acquisition cost and capital expenditures associated with Coricancha	$0.8	$ 2.5 - $ 3.5	$4.4
EE&D - operating mines (excluding Coricancha)	$2.4	$ 5.0 - $ 6.0	$5.2

The focus for 2018 is to maintain steady and efficient operations in Mexico, including seeking ways to optimize mining methods and control costs, while advancing the Company’s Coricancha Mine Complex in Peru to set a platform for production growth in 2019 and 2020.

The Company’s Coricancha PEA confirmed the potential for three million Ag eq oz of annual production and the Company has commenced a Bulk Sample Program in order to further de-risk the project by providing confirmation of expectations regarding throughput, grades, and recoveries. Following a successful outcome, the Company expects to be able to make a decision in early 2019 to commence the restart of Coricancha.

The Company continues to seek and evaluate additional acquisition opportunities in the Americas to meet the Company's growth objectives.

LIQUIDITY AND CAPITAL RESOURCES

Net working capital including cash and cash equivalents

(000’s)	June 30, 2018	December 31, 2017	Change
Cash and cash equivalents	$36,852	$36,797	$55
Short-term deposits	$22,910	$20,091	$2,819
Net working capital	$68,073	$65,965	$2,108

Cash and short-term deposits increased by $2.9 million in the first half of 2018 primarily due to $3.4 million of cash generated by operating activities and $0.3 million in proceeds from the exercise of stock options. These factors were partly offset by $0.8 million in additions to plant and equipment and $0.1 million in foreign exchange losses on cash balances.

Net working capital was $68.1 million as at June 30, 2018, an increase of $2.1 million from the start of the year. This increase was mainly due to reimbursement rights of approximately $2.0 million that were reclassified to current assets, as much of the cash generated by the mines was used to fund corporate activities and the advancement of Coricancha.

Operating activities

For the three months ended June 30, 2018, cash flows from operating activities amounted to outflows of $0.7 million, compared to inflows of $4.7 million for the second quarter of 2017. The $5.4 million decrease in cash flows provided by operating activities was primarily due to a net decrease in cash generated from non-cash net working capital of $2.4 million, a decrease in realized foreign exchange of $1.4 million, a decrease in mine operating earnings before non-cash items of $1.3 million, an increase in EE&D expenses of $0.3 million, and an increase in income taxes paid of $0.2 million. These factors were partly offset by a decrease in G&A expenses of $0.2 million.

For the six months ended June 30, 2018, cash flow provided by operating activities amounted to $3.4 million, compared to $2.2 million for the six months ended June 30, 2017. The $1.2 million increase was primarily due to the net impact of changes in non-cash net working capital items of $5.0 million, an increase in interest received of $0.3 million, a decrease in income taxes paid of $0.2 million, and a $0.2 million decrease in G&A cash expenses. These factors were partly offset by an increase in EE&D cash expenses of $1.8 million, a reduction in mine operating earnings before non-cash items of $1.5 million, and a $1.2 million decrease in realized foreign exchange.

GREAT PANTHER SILVER LIMITED	Page 21
Management’s Discussion and Analysis

Investing activities

The Company invests in short term deposits and similar instruments as part of its routine cash management procedures. As these instruments are acquired or mature at various times and periods, cash flows provided by or used in investing activities vary significantly from quarter to quarter.

Excluding movements in short terms deposits, for the quarter ended June 30, 2018, the Company acquired $0.5 million in plant and equipment, compared to $1.0 million of acquisitions of plant and equipment in the second quarter of 2017 primarily related to plant upgrades and a new tailings handling facility at Topia. Similarly, for the six months ended June 30, 2018, the Company acquired $0.8 million in plant and equipment, compared to acquisitions totalling $2.9 million in plant and equipment in the first half of 2017.

Financing activities

Cash flows provided by financing activities amounted to $0.2 million during the second quarter of 2018 compared to $0.1 million in the comparative period in 2017. These cash inflows were proceeds received from the exercise of stock options during each of the periods.

For the six months ended June 30, 2018, the Company generated $0.3 million cash from the exercise of stock options, compared to $0.9 million received from the exercise of stock options for the six months ended June 30, 2017.

Trends in liquidity and capital resources

The Company anticipates that cash flows generated from mining activities, along with its current cash and other net working capital, will be sufficient to fund the Company’s operations without requiring any additional capital to meet its planned growth initiatives (including plans for Coricancha), and to fund investment and exploration, evaluation, and development activities for the foreseeable future. However, this is highly dependent on metal prices and the ability of the Company to maintain cost and grade controls at its operations, and is subject to the Company’s growth plans and strategy. The Company has stated its objective to grow by acquisition, and accordingly, opportunities to execute and complete such acquisitions may require additional capital.

The Company’s operating cash flows are very sensitive to the prices of silver and gold, and foreign exchange rate fluctuations, as well as fluctuations in ore grades. Consequently, any cash flow outlook the Company provides may vary significantly. Spending and capital investment plans may also be adjusted in response to changes in operating cash flow expectations. An increase in average silver and gold prices from current levels may result in an increase in planned expenditures and, conversely, weaker average silver prices and gold prices could result in a reduction of planned expenditures.

The Company has no debt, other than trade and other payables.

The Company does not enter into any long-term hedging arrangements in respect of its metal production.

Contractual Obligations

(000’s)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$1,312	$359	$533	$420	$—
Drilling services	595	595	—	—	—
Equipment purchases	262	262	—	—	—
Reclamation and remediation (undiscounted)	39,582	4,633	6,226	10,597	18,126
Total	$41,751	$5,849	$6,759	$11,017	$18,126

Under the terms of the acquisition agreement for Coricancha (the “Acquisition Agreement”), Nyrstar N.V. (the “Vendor”) agreed to indemnify the Company for up to $20.0 million on account of certain reclamation and remediation expenses incurred in connection with Coricancha, including certain reclamation and remediation obligations noted in the table above. As at June 30, 2018, the Company’s financial statements reflected a reimbursement right in the amount of $9.0 million due from the Vendor in respect of these reclamation and remediation obligations. Since closing the acquisition on June 30, 2017, the Company has received $1.8 million in reimbursements from the Vendor in respect of reclamation and remediation costs incurred by the Company at Coricancha.

GREAT PANTHER SILVER LIMITED	Page 22
Management’s Discussion and Analysis

Under the Acquisition Agreement, the Vendor also agreed to indemnify the Company for up to $4.0 million in respect of legal claims and fines and sanctions that the Company may be required to pay in connection with Coricancha. As at June 30, 2018, the Company had recorded a reimbursement right in the amount of $2.4 million recoverable from the Vendor in respect of certain fines and sanctions, and legal claims.

Off-Balance sheet arrangements

Other than as disclosed, the Company had no material off-balance sheet arrangements as at the date of this MD&A, that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

TRANSACTIONS WITH RELATED PARTIES

The Company had no material transactions with related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis. Actual results may differ from these estimates.

See Critical Accounting Estimates in the Company’s annual MD&A as well as note 4 of the 2017 annual audited financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

Significant new judgments during the three and six month periods ended June 30, 2018 are those associated with (i) the determination of the point in time in which the Company transfers control of its metal concentrates to the customer, which affects both the amount and the timing of revenue recognized by the Company, and (ii) the possible outcome of the modification of the Coricancha legacy tailings remediation plan, which affects the reclamation and remediation costs for Coricancha.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

CHANGES IN ACCOUNTING POLICIES

The Company adopted two new accounting standards effective January 1, 2018: “IFRS 15 - Revenue from Contracts with Customers" and “IFRS 9 - Financial Instruments”. See note 3 of the condensed interim consolidated financial statements for the three and six-month periods ended June 30, 2018 for the significant impacts from the adoption of these two standards.

NEW ACCOUNTING STANDARDS

A new accounting standard applicable to the Company, IFRS 16 Leases, has an effective date of January 1, 2019. The new standard specifies how to recognise, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a very low value.

GREAT PANTHER SILVER LIMITED	Page 23
Management’s Discussion and Analysis

To prepare for this standard, the Company's staff have to date completed initial training and have commenced building a database of existing agreements which may contain leases as defined in the new standard and reviewing contracts which may be affected by the change.

FINANCIAL INSTRUMENTS

(000’s)	Fair value[1]	Basis of measurement	Associated risks
Cash and cash equivalents	$36,852	Amortized cost	Credit, currency, interest rate
Short-term deposits	$22,910	Amortized cost	Credit, interest rate
Trade accounts receivables	$4,140	Amortized cost	Credit, commodity price
Other receivables	$206	Amortized cost	Credit, currency
Derivative instruments	$43	Fair value through profit & loss	Credit, currency, interest rate
Restricted cash	$1,234	Amortized cost	Credit, currency, interest rate
Trade and other payables	$5,735	Amortized cost	Currency, liquidity

The Company is exposed in varying degrees to a few risks from financial instruments. Management’s close involvement in the operations allows for the identification of financial risks and variances from expectations. A discussion of the types of financial risks the Company is exposed to, and how such risks are managed by the Company, is provided in note 19 of the audited consolidated financial statements for the year ended December 31, 2017.

SECURITIES OUTSTANDING

As of the date of this MD&A, the Company had 169,033,007 common shares issued and outstanding. There were 9,012,380 options, 846,467 restricted share units and 251,400 deferred share units outstanding.

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this MD&A, including cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, EBITDA and adjusted EBITDA each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-GAAP measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-GAAP measures, the Company’s methods may differ from those used by others and, therefore, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company’s continuing capacity to generate income from operations before taking into account the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes.

1 As at June 30, 2018.

GREAT PANTHER SILVER LIMITED	Page 24
Management’s Discussion and Analysis

Adjusted EBITDA adjusts EBITDA to exclude share-based compensation expense, foreign exchange gains and losses, impairment charges, changes in reclamation estimates recorded in EE&D, and non-recurring items. Under IFRS, entities must reflect within compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding the results of the Company.

(000’s)	Q2 2018	Q2 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Income (loss) for the period	$(2,765)	$833	$(2,862)	$3,873
Income tax expense	437	177	461	238
Interest income	(270)	(209)	(738)	(422)
Finance costs	341	40	638	78
Amortization of mineral properties, plant and equipment	1,108	866	2,264	1,573
EBITDA	$(1,149)	$1,707	$(237)	$5,340
Foreign exchange	849	(645)	151	(2,460)
Share-based compensation	425	449	770	742
Changes in reclamation estimates recorded in EE&D	12	(20)	(133)	2
Adjusted EBITDA	$137	$1,491	$551	$3,624

Mine operating earnings before non-cash items

Mine operating earnings before non-cash items provides a measure of the Company’s mine operating earnings on a cash basis. This measure is provided to better assess the cash generation ability of the Company’s operations, before G&A expenses, EE&D expenses, share based compensation, and amortization. A reconciliation of mine operating earnings is provided in the Results of Operations section.

Cost per tonne milled

The Company uses cost per tonne milled to manage and evaluate operating performance at each of its mines. Cost per tonne milled is calculated based on total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to metal production during the period. These total production costs are then divided by the number of tonnes milled during the period.

Management believes that the Company’s ability to control cost per tonne milled is one of its key performance indicators of its operations. The Company believes this measure provides investors and analysts with useful information about its underlying cost of operations and how management controls those costs.

GREAT PANTHER SILVER LIMITED	Page 25
Management’s Discussion and Analysis

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the three months ended June 30, 2018 and 2017:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Q2 2018	Q2 2017	Q2 2018	Q2 2017	Q2 2018	Q2 2017
Production costs (sales basis)	$ 9,914	$ 7,839	$ 3,053	$ 2,474	$ 12,967	$ 10,313
Change in concentrate inventory	(1,284)	(157)	37	502	(1,247)	345
Selling costs	(70)	(345)	(147)	(147)	(217)	(492)
Production costs (production basis)	8,560	7,337	2,943	2,829	11,503	10,166
Tonnes milled, including custom milling	77,014	80,535	18,155	18,041	95,169	98,576
Cost per tonne milled	$ 111	$ 91	$ 162	$ 157	$ 121	$ 103

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the six months ended June 30, 2018 and 2017:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Production costs (sales basis)	$ 18,266	$ 14,379	$ 6,495	$ 2,859	$ 24,761	$ 17,238
Change in concentrate inventory	(1,400)	493	254	523	(1,146)	1,016
Selling costs	(158)	(652)	(281)	(167)	(439)	(819)
Production costs (production basis)	16,708	14,220	6,468	3,215	23,176	17,435
Tonnes milled, including custom milling	155,933	162,991	36,105	18,241	192,038	181,232
Cost per tonne milled	$ 107	$ 87	$ 179	$ 176	$ 121	$ 96

Cash cost

The Company uses cash cost to manage and evaluate operating performance at each of its mines. It is a widely-reported measure in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Cash cost is calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals net of the respective smelting and refining charges. By-products consist of gold at the GMC, and gold, lead and zinc at Topia.

Management believes that the Company’s ability to control cash cost is one of the key performance indicators for its operations. Having low cash cost facilitates profitability, even during times of declining commodity prices, provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition. The Company believes this measure provides investors and analysts with useful information about the Company's underlying cash cost of operations and the impact of by-product revenue on the Company’s cost structure, and consequently, it is a relevant metric to use to understand the Company’s operating profitability and its ability to generate positive cash flow.

The Company’s primary business is silver production and its future development and current operations focus on maximizing returns from silver production, and other metal production is associated with the silver production process. Accordingly, gold, zinc and lead produced from operations are considered as by-products. As a result, the Company’s non-GAAP cost performance measures are disclosed on a per payable silver ounce basis. When deriving the production costs associated with an ounce of silver, the Company includes by-product credits from gold, zinc and lead sales that are associated with the silver production process, thereby allowing management and other stakeholders to assess the net costs of silver production.

Cash cost and the associated by-product credits are computed based on sales during the period as opposed to a production basis. As such, the amount of the by-product credit may not directly correlate to the production reported for the period. Similarly, the cost per tonne milled during the period may not directly correlate to the cash cost and cash cost per Ag eq oz reported for the same period due to differences between production and sales volumes. Furthermore, the determination of cash cost per Ag eq oz differs from the determination of cash cost.

GREAT PANTHER SILVER LIMITED	Page 26
Management’s Discussion and Analysis

The following table reconciles cash cost to production costs for the three months ended June 30, 2018 and 2017:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Q2 2018	Q2 2017	Q2 2018	Q2 2017	Q2 2018	Q2 2017
Production costs	$9,914	$7,839	$3,053	$2,474	$12,967	$10,313
Smelting and refining charges	469	532	122	536	591	1,068
Cash operating costs	10,383	$8,371	3,175	3,010	$13,558	$11,381
Gross by-product revenue
Gold by-product revenue	(7,430)	(6,468)	(231)	(201)	(7,661)	(6,669)
Lead by-product revenue	—	—	(1,045)	(695)	(1,045)	(695)
Zinc by-product revenue	—	—	(1,089)	(1,041)	(1,089)	(1,041)
Cash operating costs, net of by-product revenue	$2,953	$1,903	$810	$1,073	$3,763	$2,976
Payable silver ounces sold	308,048	349,836	171,894	174,575	479,942	524,411
Cash cost	$9.59	$5.44	$4.72	$6.15	$7.84	$5.67

The following table reconciles cash cost to production costs for the six months ended June 30, 2018 and 2017:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Production costs	$18,266	$14,379	$6,495	$2,859	$24,761	$17,238
Smelting and refining charges	931	1,078	255	549	1,186	1,627
Cash operating costs	19,197	$15,457	6,750	3,408	$25,947	$18,865
Gross by-product revenue
Gold by-product revenue	(14,912)	(12,701)	(467)	(193)	(15,379)	(12,894)
Lead by-product revenue	—	—	(1,991)	(721)	(1,991)	(721)
Zinc by-product revenue	—	—	(2,244)	(1,051)	(2,244)	(1,051)
Cash operating costs, net of by-product revenue	$4,285	$2,756	$2,048	$1,443	$6,333	$4,199
Payable silver ounces sold	618,996	693,964	337,271	175,443	956,267	869,407
Cash cost	$6.92	$3.97	$6.07	$8.22	$6.62	$4.83

Cash cost per Ag eq oz

Cash cost per Ag eq oz is calculated based on the total cash operating costs divided by silver equivalent ounces sold. The cash cost per Ag eq oz calculation does not deduct revenues attributable to sales of by-product metals from the costs associated with metal production process, thereby allowing management and other stakeholders to assess the total costs associated with all metal production. Management believes that cash cost per Ag eq oz provides investors and analysts with useful information about its underlying cash cost of operations as it is not influenced by fluctuations in metal prices.

GREAT PANTHER SILVER LIMITED	Page 27
Management’s Discussion and Analysis

The following table reconciles cash cost per Ag eq oz to production costs for the three months ended June 30, 2018 and 2017:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Q2 2018	Q2 2017	Q2 2018	Q2 2017	Q2 2018	Q2 2017
Production costs	$ 9,914	$ 7,839	$ 3,053	$ 2,474	$ 12,967	$ 10,313
Smelting and refining charges	469	532	122	536	591	1,068
Cash operating costs	$ 10,383	$ 8,371	$ 3,175	$ 3,010	$ 13,558	$ 11,381
Silver equivalent ounces sold	716,320	710,795	294,912	281,263	1,011,232	992,058
Cash cost per Ag eq oz	$ 14.49	$ 11.78	$ 10.77	$ 10.70	$ 13.41	$ 11.47

The following table reconciles cash cost per Ag eq oz to production costs for the six months ended June 30, 2018 and 2017:

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Production costs	$ 18,266	$ 14,379	$ 6,495	$ 2,859	$ 24,761	$ 17,238
Smelting and refining charges	931	1,077	255	549	1,186	1,626
Cash operating costs	$ 19,197	$ 15,456	$ 6,750	$ 3,408	$ 25,947	$ 18,864
Silver equivalent ounces sold	1,411,162	1,391,354	571,259	281,687	1,982,421	1,673,041
Cash cost per Ag eq oz	$ 13.60	$ 11.11	$ 11.82	$ 12.10	$ 13.09	$ 11.28

All-in sustaining cost (AISC)

AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements. The Company believes that the disclosure of this measure provides a broader measure of the cost of producing an ounce of silver at its operations as this measure includes sustaining capital and EE&D expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost.

AISC starts with cash cost net of by-product revenues and adds G&A expenditures inclusive of share-based compensation, accretion of reclamation provisions, sustaining EE&D expenses, and sustaining capital expenditures. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or which result in significant improvements in recovery or grade. Management believes that AISC represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows.

Expenses incurred in respect of Coricancha, El Horcón, Santa Rosa, and other exploration projects were considered non-sustaining.

GREAT PANTHER SILVER LIMITED	Page 28
Management’s Discussion and Analysis

The following table reconciles cash operating costs, net of by-product revenue, to AISC for the three months ended June 30, 2018 and 2017:

(000’s, unless otherwise noted)	GMC		Topia		Corporate		Consolidated
	Q2 2018	Q2 2017	Q2 2018	Q2 2017	Q2 2018	Q2 2017	Q2 2018	Q2 2017
Cash operating costs, net of by-product revenue [1]	$2,953	$1,903	$810	$1,073	$—	$—	$3,763	$2,976
G&A costs	—	—	—	—	1,348	1,580	1,348	1,580
Share-based compensation	—	—	—	—	425	449	425	449
Accretion	22	12	12	10	—	—	34	22
Sustaining EE&D costs	1,072	1,480	43	483	60	110	1,175	2,073
Sustaining capital expenditures	185	414	288	316	—	—	473	730
All-in sustaining costs	$4,232	$3,809	$1,153	$1,882	$1,833	$2,139	$7,218	$7,830
Payable silver ounces sold	308,048	349,836	171,894	174,575	n/a	n/a	479,942	524,411
AISC	$13.74	$10.89	$6.71	$10.78	n/a	n/a	$15.04	$14.93

The following table reconciles cash operating costs, net of by-product revenue, to AISC for the six months ended June 30, 2018 and 2017:

(000’s, unless otherwise noted)	GMC		Topia		Corporate		Consolidated
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Cash operating costs, net of by-product revenue [1]	$4,285	$2,754	$2,048	$1,443	$—	$—	$6,333	$4,197
G&A costs	—	—	—	—	2,731	2,973	2,731	2,973
Share-based compensation	—	—	—	—	770	742	770	742
Accretion	35	23	21	18	—	—	56	41
Sustaining EE&D costs	2,305	2,597	90	588	34	457	2,429	3,642
Sustaining capital expenditures	408	1,045	363	1,933	—	—	771	2,978
All-in sustaining costs	$7,033	$6,419	$2,522	$3,982	$3,535	$4,172	$13,090	$14,573
Payable silver ounces sold	618,996	693,964	337,271	175,443	n/a	n/a	956,267	869,407
AISC	$11.36	$9.25	$7.48	$22.70	n/a	n/a	$13.69	$16.76

AISC per Ag eq oz

AISC per Ag eq oz starts with operating cash cost and adds G&A expenditures inclusive of share-based compensation, accretion of reclamation provisions, sustaining EE&D expenses, and sustaining capital expenditures. The Company believes that the disclosure of this measure provides a broader measure of the cost of all metal production at its operations, as measured by silver equivalent ounces, as the cost metric includes sustaining capital and EE&D expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost per Ag eq oz.

1 Cash operating costs net of by-product revenue are reconciled to the Company's financial statements in the cash cost table.

GREAT PANTHER SILVER LIMITED	Page 29
Management’s Discussion and Analysis

The following table reconciles cash operating costs, net of by-product revenue, to AISC for the three months ended June 30, 2018 and 2017:

(000’s, unless otherwise noted)	GMC		Topia		Corporate		Consolidated
	Q2 2018	Q2 2017	Q2 2018	Q2 2017	Q2 2018	Q2 2017	Q2 2018	Q2 2017
Cash operating costs	$10,383	$8,371	$3,175	$3,010	$—	$—	$13,558	$11,381
G&A costs	—	—	—	—	1,348	1,580	1,348	1,580
Share-based compensation	—	—	—	—	425	449	425	449
Accretion	22	12	12	10	—	—	34	22
Sustaining EE&D costs	1,072	1,480	43	483	60	110	1,175	2,073
Sustaining capital expenditures	185	414	288	317	—	—	473	731
All-in sustaining costs	$11,662	$10,277	$3,518	$3,820	$1,833	$2,139	$17,013	$16,236
Silver equivalent ounces sold	716,320	710,795	294,912	281,263	n/a	n/a	1,011,232	992,058
AISC per Ag eq oz	$16.28	$14.46	$11.93	$13.58	n/a	n/a	$16.82	$16.37

The following table reconciles cash operating costs, net of by-product revenue, to AISC for the six months ended June 30, 2018 and 2017:

(000’s, unless otherwise noted)	GMC		Topia		Corporate		Consolidated
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Cash operating costs	$19,197	$15,455	$6,750	$3,408	$—	$—	$25,947	$18,863
G&A costs	—	—	—	—	2,731	2,973	2,731	2,973
Share-based compensation	—	—	—	—	770	742	770	742
Accretion	35	23	21	18	—	—	56	41
Sustaining EE&D costs	2,305	2,597	90	588	34	457	2,429	3,642
Sustaining capital expenditures	408	1,045	363	1,933	—	—	771	2,978
All-in sustaining costs	$21,945	$19,120	$7,224	$5,947	$3,535	$4,172	$32,704	$29,239
Silver equivalent ounces sold	1,411,162	1,391,354	571,259	281,687	n/a	n/a	1,982,421	1,673,041
AISC per Ag eq oz	$15.55	$13.74	$12.64	$21.11	n/a	n/a	$16.50	$17.48

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining internal controls over financial reporting to provide reasonable assurance in respect of the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. There have been no changes that occurred during the three months ended June 30, 2018 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, are made known to the Company’s certifying officers. There have been no changes that occurred during the three months ended June 30, 2018 that have materially affected, or are reasonably likely to affect the Company’s disclosure controls and procedures.

GREAT PANTHER SILVER LIMITED	Page 30
Management’s Discussion and Analysis

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States "Private Securities Litigation Reform Act" of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements, principally under the section titled "Outlook", but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash flows; grade improvements; sales volumes and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A that may constitute forward-looking statements are:

•	The compilation and submission of technical information to CONAGUA, and CONAGUA’s review of such information is expected to continue;
•	Expectations that the current tailings footprint at the GMC can be maintained and can support operations at the GMC until at least 2021;
•	Expectations that permits associated with the use and expansion of the TSF at the GMC will be granted in due course and in favourable terms, with no suspension of the GMC operations;
•	Expectations that permits associated with the use of the TSF at Topia will continue to be granted in due course, with no suspension of Topia operations;
•	Expectations regarding the completion of the Phase II TSF at Topia;
•	Expectations that any potential gaps in existing compliance associated with the ongoing environmental review of Topia’s operations will be capable of being addressed through a mitigation plan;
•	The expectation that pending proposals for modification of the approved closure plan for Coricancha will conclude with the approval of the authorities, which will also resolve any related fines or penalties;
•	Guidance provided in the "Outlook" section of this MD&A, such as silver production, cash cost, AISC, capital expenditures, and EE&D expenditures;
•	The Company’s plans for Coricancha, including further evaluations of the current mine and processing infrastructure, mine rehabilitation and development in preparation for underground drilling and environmental studies and the results of the planned technical, economic and environmental studies;
•	Expectations regarding the outcome of Coricancha’s Bulk Sample Program;

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Management’s Discussion and Analysis

•	Expectations that the Company is anticipating to be able to make a decision in early 2019 to commence the restart of Coricancha;
•	Expectations regarding the costs to restart Coricancha;
•	Expectations regarding the reclamation process at Coricancha;
•	Expectations that cash flows from operations along with current net working capital will be sufficient to fund capital investment and development programs for the foreseeable future;
•	Expectations regarding access to additional capital to fund additional expansion or development plans, or to undertake an acquisition; and
•	Expectations in respect of permitting and development activities.

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, as described below. These assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc; expected Canadian dollar ("CAD"), MXN, Peruvian soles and USD exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production, and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; that current financial resources will be sufficient for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses; the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; operations not being disrupted by issues such as mechanical failures, labour or social disturbances, illegal occupations and adverse weather conditions; that financial resources will be sufficient to fund new acquisitions, if any.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions; failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; delays in obtaining necessary permits for extension of operations; an unfavourable decision by the MEM with respect to the proposed modification to the Coricancha reclamation plan; adverse results of the technical, economic and environmental studies to be completed for Coricancha; inability to maintain or obtain permits for operations; deterioration of general economic conditions, and other risks described herein or in the Company’s most recent Form 40-F/AIF.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

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Management’s Discussion and Analysis

Further information can be found in the section entitled "Description of the Business - Risk Factors" in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with Canada securities regulations, which differs from the securities regulations of the United States. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are used in accordance with Canadian NI 43-101, however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all the mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of Inferred Mineral Resources cannot form the basis of feasibility or other advanced economic studies. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

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Management’s Discussion and Analysis